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SEWARD & KISSEL LLP

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TELEPHONE: (212) 574-1200
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WASHINGTON, D.C. 20005
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06016120

August 16, 2006

U.S. Securities & Exchange Commission
The Office of International Corporate Finance
100 F Street NE
Washington, D.C. 20549

Re: Charlemagne Capital Limited 12g3-2 Submission

SUPPL

Dear Sir/Madam:

We are furnishing this letter and the enclosed documents on behalf of our client, Charlemagne Capital Limited (the "Company"), in accordance with the requirements of Rule 12g3-2(b) adopted under the Securities Exchange Act of 1934, as amended. Pursuant to our original 12g3-2(b) submission dated July 10, 2006, we have agreed to furnish, on an ongoing basis, whatever information is made public, filed or distributed as described in Rule 12g3-2(b)(1)(i)(A), (B) or (C) promptly after such information is made or is required to be made public, filed or distributed. Accordingly, we enclose with this letter a copy of a letter dated August 14, 2006 that the Company has made available to security holders relating to the announcement of its interim results for the six months ended 30 June 2006 on Monday 4 September 2006.

If the staff of the SEC has any questions or comments concerning the foregoing, please don't hesitate to call the undersigned at (212) 574-1429.

Very Truly Yours,

Michael Kessler

dlw 8/22

Regulatory Announcement

Go to market news section

Company	Charlemagne Capital Limited
TIDM	CCAP
Headline	Notice of Interim Results
Released	12:00 14-Aug-06
Number	6198H

RNS Number:6198H
Charlemagne Capital Limited
14 August 2006

14 August 2006

Charlemagne Capital Limited

Notification of Interim Results

Charlemagne Capital Limited will be announcing its interim results for the six months ended 30 June 2006 on Monday 4 September 2006. There will be a presentation for analysts at Smithfield Consultants, 10 Aldersgate Street, London EC1A 4HJ at 09.30.

For further information, please contact:

Smithfield Consultants
George Hudson Tel. 020 7903 0669

This information is provided by RNS
The company news service from the London Stock Exchange

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